November 21, 2012

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Gus Rodriguez, Accounting Branch Chief

Sasha Parikh, Staff Accountant

Karen Ubell, Staff Attorney

Re:	NanoString Technologies, Inc.

Registration Statement on Form S-1

Initial confidential submission on November 5, 2012

File No. 377-00026

Ladies and Gentlemen:

On behalf of NanoString Technologies, Inc. (the “Company”), we submit this letter to confirm the substance of the teleconference on November 20, 2012 among Mr. Rodriguez and Ms. Parikh of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and the Company, its outside counsel and auditors, relating to the Company’s Registration Statement on Form S-1 (File No. 377-00026) confidentially submitted to the Commission on November 5, 2012 (the “Registration Statement”).

As discussed on the teleconference, the Company confirms that the segment information presented in the financial statements included in the Registration Statement for the period ended September 30, 2012 is not directly comparable with the Company’s internal reporting package for September 2012, but is consistent with the Company’s October 2012 internal reporting package and the Company’s intended reporting for future periods.

We thank the Staff for the opportunity to discuss this matter. If you have any questions or comments, please do not hesitate to contact me at (206) 378-6266.

Sincerely,

/s/ James A. Johnson
James A. Johnson, Chief Financial Officer

cc:	R. Bradley Gray, President and Chief Executive Officer

NanoString Technologies, Inc.

Patrick J. Schultheis

Wilson Sonsini Goodrich & Rosati, P.C.

Alan F. Denenberg

Davis Polk & Wardwell LLP

Stephen Sommerville

PricewaterhouseCoopers LLP